1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2013
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date October 16, 2013	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT
AND INSIDE INFORMATION

ANNOUNCEMENT ON THE PROGRESS OF THE PROPOSED
TRANSFER OF 65% EQUITY INTEREST HELD BY CHALCO HONG
KONG LTD. IN CHALCO IRON ORE HOLDING LTD.

This announcement is made by Aluminum Corporation of China Limited (the "Company", together with its subsidiaries, the "Group") pursuant to Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Reference is hereby made to the announcement of the Company dated 30 September 2013 in relation to the proposed disposal of the 65% equity interest held by Chalco Hong Kong Ltd., a wholly-owned subsidiary of the Company, in Chalco Iron Ore Holding Ltd., to Aluminum Corporation of China Overseas Holdings Limited, a wholly-owned subsidiary of Aluminum Corporation of China, which is the Company's controlling shareholder (the "Proposed Connected Transaction"). On 15 October 2013, the Company published an A Share announcement on Shanghai Stock Exchange in accordance with the relevant provisions of Shanghai Stock Exchange, the content of which was in relation to the progress of the Proposed Connected Transaction. The Company is of the view that certain aspects of the A Share announcement are inside information in nature, and believes that it is appropriate to make public disclosure to enable the shareholders of the Company and the public to appraise the position of the Group.

The Company will perform its corresponding disclosure obligations pursuant to the relevant requirements of Chapter 14 and Chapter 14A of the Listing Rules, upon negotiation on the transaction terms or entering into an agreement in respect of the Proposed Connected Transaction between Chalco Hong Kong Ltd. and Aluminum Corporation of China Overseas Holdings Limited.

By order of the board of directors
Aluminum Corporation of China Limited
Xu Bo
Company Secretary

Beijing, the PRC
15 October 2013

As at the date of the publication of this announcement, the members of the board of directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Liu Caiming and Mr. Wang Jun (Non-executive Directors); Mr. Wu Jianchang, Mr. MA Si-hang, Frederick and Mr. Wu Zhenfang (Independent Non-executive Directors).

* For identification purpose only

Stock Abbreviation: CHALCO	Stock Code: 601600	Announcement No: Lin 2013-051

ALUMINUM CORPORATION OF CHINA LIMITED

ANNOUNCEMENT ON THE PROGRESS OF THE TRANSFER OF 65% EQUITY
INTEREST IN CHALCO IRON ORE

The Company and all members of its board of directors warrant that there are no misrepresentation or misleading statement contained in or material omission from this announcement, and accept several and joint responsibility for the truthfulness, accuracy and completeness of the contents contained herein.

On 30 September 2013, the Company disclosed the Announcement on the Proposed Transfer of 65% Equity Interest Held by Chalco Hong Kong Ltd. in Chalco Iron Ore Holding Ltd., Chalco Hong Kong Ltd., a wholly-owned subsidiary of the Company, proposes to transfer its 65% equity interest in Chalco Iron Ore Holding Ltd. (hereafter referred to as "Chalco Iron Ore") (hereafter referred to as "Transaction Subject"), and Aluminum Corporation of China Overseas Holdings Limited, a wholly-owned subsidiary of Aluminum Corporation of China*, proposes to acquire such equity interest. The consideration of the Transaction Subject shall not be lower than its appraised value of equity interest.

China United Assets Appraisal Group Co., Ltd. has appraised the above Transaction Subject and issued the Assets Valuation Report in respect of the Proposed Disposal of the Equity Interest held by Chalco Hong Kong Ltd. in Chalco Iron Ore Holding Ltd. to Aluminum Corporation of China Overseas Holdings Limited (Zhong Lian Ping Bao Zi [2013] No. 758). According to the valuation report, the appraisal of Transaction Subject is set out as follows:

The scope of valuation is all the assets and relevant liabilities of Chalco Iron Ore, including assets such as current assets and non-current assets as well as relevant liabilities.

Valuation base date: 31 December 2012

The type of value of the valuation is market value.

The valuation is based on the going concern concept and the open market principle, and took into consideration the actual situation of the valuation targets and the impact of various factors. The overall valuation on Chalco Iron Ore was carried out using the income approach.

As at the valuation base date (being 31 December 2012), the book value of the appraised Transaction Subject was US$1,194,965,785 and the appraised value was US$2,066,543,830, representing an appreciation rate of 72.94%.

The consideration of the Transaction Subject shall not be lower than its appraised value upon negotiation between the parties. The Company will make timely disclosure upon the determination of the transaction price.

Documents available for inspection: Assets Valuation Report in respect of the Proposed Disposal of the Equity Interest held by Chalco Hong Kong Ltd. in Chalco Iron Ore Holding Ltd. to Aluminum Corporation of China Overseas Holdings Limited

Board of Directors
Aluminum Corporation of China Limited
15 October 2013

ASSETS VALUATION REPORT

in Respect of
the Proposed Disposal of the Equity Interest held by Chalco Hong Kong Ltd.
in Chalco Iron Ore Holding Ltd. to Aluminum Corporation of
China Overseas Holdings Limited

Zhong Lian Ping Bao Zi [2013] No. 758

China United Assets Appraisal Group Company Limited
28 September 2013

CONTENTS

CERTIFIED PUBLIC VALUER'S DISCLAIMER . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1
ABSTRACT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	2
ASSETS VALUATION REPORT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	4
I.	PRINCIPAL, VALUED ENTITY AND OTHER USERS OF REPORT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	4
II.	PURPOSES OF VALUATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	7
III.	TARGET AND SCOPE OF VALUATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	8
IV.	TYPE AND DEFINITION OF VALUE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	9
V.	VALUATION BASE DATE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	9
VI.	BASIS OF VALUATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	9
VII.	VALUATION METHOD . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	12
VIII.	PROCESS AND CONDITIONS OF IMPLEMENTATION OF VALUATION PROCEDURES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	18
IX.	ASSUMPTIONS OF VALUATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	20
X.	CONCLUSION OF VALUATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	22
XI.	REMARKS FOR SPECIAL ITEMS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	22
XII.	EXPLANATION OF USAGE RESTRICTION OF THE VALUATION REPORT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	26
XIII.	DATE OF VALUATION REPORT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	27
INDEX OF THE DOCUMENTS AVAILABLE FOR INSPECTION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	29

Certified Public Valuer's Disclaimer

I.

We carry out the assets valuation according to the relevant laws and regulations and the asset valuation standards, adhering to the principle of independence, objectiveness and fairness. Based on the information collected in the course of our valuation exercise, the contents stated in the valuation report are objective, and we assume corresponding legal responsibilities for the reasonableness of the conclusion of the valuation.

II.

Lists of assets and liabilities related to the valuation subject have been provided and declared by the principal and the valued entity with their signatures and seals. The principal and related parties shall be responsible for the authenticity, legality and integrity of the necessary data provided by them as well as the appropriate usage of the valuation report.

III.

We do not have or are not expected to have any interests with the valuation subject mentioned in the valuation report and we do not have or not expected to have any interests with or prejudices against any related parties.

IV.

We have carried out on-site investigation on the valuation subject and related assets thereof that are mentioned in the valuation report. We have paid necessary attention to the legal ownership of the valuation subject and the related assets thereof, verified corresponding materials and faithfully disclosed any identified issue. We have also requested the principal and related parties to fulfill their property ownership formalities so as to meet the requirements for issuing the report.

V.

Analysis, judgment and conclusions in the valuation report issued by us are restricted by the assumptions and confining conditions as stated in the valuation report. Users of this report shall give due consideration to the assumptions, confining conditions, and notes on special matters, as stated in the valuation report as well as their impacts on the valuation's conclusions.

ASSETS VALUATION REPORT

IN RESPECT OF
THE PROPOSED DISPOSAL OF THE EQUITY INTEREST HELD BY
CHALCO HONG KONG LTD. IN CHALCO IRON ORE HOLDING LTD. TO
ALUMINUM CORPORATION OF CHINA OVERSEAS HOLDINGS LIMITED

ZHONG LIAN PING BAO ZI [2013] NO. 758
ABSTRACT

China United Assets Appraisal Group Co., Ltd. was engaged by Chalco Hong Kong Ltd. and Aluminum Corporation of China* to appraise the market value of the entire shareholders' equity in Chalco Iron Ore Holding Ltd. involved in the economic behaviour of the Proposed Disposal of the Equity Interest held by Chalco Hong Kong Ltd. in Chalco Iron Ore Holding Ltd. to Aluminum Corporation of China Overseas Holdings Limited on the valuation base date.

Valuation target is the entire shareholders' equity of Chalco Iron Ore Holding Ltd. The scope of valuation covers all assets and relevant liabilities of Chalco Iron Ore Holding Ltd. including assets such as current assets and non-current assets as well as relevant liabilities.

Valuation base date: 31 December 2012

The type of value of the valuation is market value.

The valuation is based on the going concern concept and the open market principle, and took into consideration the actual situation of the valuation targets and the impact of various factors. The overall valuation on Chalco Iron Ore was carried out using the income approach.

After we had carried out valuation procedures of inspection and verification, on-site investigation, market survey and enquiries and assessment of estimates, the following valuation results in respect of the entire shareholders' equity of Chalco Iron Ore Holding Ltd. on the valuation base date of 31 December 2012 were obtained:

The book value of the net assets of Chalco Iron Ore Holding Ltd. on the valuation base date of 31 December 2012 was US$1,838,408,900. Based on the foreign exchange rate of RMB against US$ on 31 December 2012, which was 6.2855, the book value of the net assets was equivalent to an aggregate of RMB11,555,318,900.

After the valuation using income approach, the appraised value of the entire shareholders' equity of Chalco Iron Ore Holding Ltd. was US$3,179,298,200. Based on the foreign exchange rate of RMB against US$ on 31 December 2012, which was 6.2855, the appraised value was equivalent to RMB19,983,478,600, representing an appreciation of RMB8,428,159,700 and an appreciation rate of 72.94%.

Report users are reminded to pay special attention to the special events and significant events for subsequent periods set out in this report when applying the valuation conclusions.

According to the relevant requirements of the appraisal management of state-owned assets, this valuation report can be used only after being filed with (or approved by) competent authorities, and after the filing (or approval), the valuation results shall have a validity for one year commencing from the valuation base date of 31 December 2012 and ending on 30 December 2013. Re-appraisal of the assets shall be conducted after one year.

The above contents were extracted from the full text of the assets valuation report. Full text of the assets valuation report should be read in order to understand the details of the valuation and to have a reasonable understanding of the valuation conclusions.

ASSETS VALUATION REPORT

IN RESPECT OF
THE PROPOSED DISPOSAL OF THE EQUITY INTEREST HELD BY
CHALCO HONG KONG LTD. IN CHALCO IRON ORE HOLDING LTD. TO
ALUMINUM CORPORATION OF CHINA OVERSEAS HOLDINGS LIMITED

ZHONG LIAN PING BAO ZI [2013] NO. 758

To: Chalco Hong Kong Ltd. and Aluminum Corporation of China*,

China United Assets Appraisal Group Co., Ltd. accepted the engagement by the Company to appraise the market value of the entire shareholders' equity of Chalco Iron Ore Holding Ltd. involved in the economic behaviour of proposed disposal of equity interest held by Chalco Hong Kong Ltd. in Chalco Iron Ore Holding Ltd. to Aluminum Corporation Of China Overseas Holdings Limited, as at the valuation base date of 31 December 2012, through necessary valuation procedures in accordance with relevant laws, regulations and asset valuation standards and following the income approach. The asset valuation is hereby reported as follows:

I.	THE PRINCIPAL, THE VALUED ENTITY AND OTHER REPORT USERS

The principal of this asset valuation is Chalco Hong Kong Ltd. ("Chalco Hong Kong") and the valued entity is Chalco Iron Ore Holding Ltd. ("Chalco Iron Ore").

(I)	Overview of Principal I

Company name:	Chalco Hong Kong Ltd.
Registered address:	Room 4501, 45/F, Far East Finance Centre, 16 Harcourt Road, Admiralty, Hong Kong
Legal representative:	Luo Jianchuan
Registered capital:	HK$849,940,471
Company nature:	Limited liability company
Scope of business:

provision of preliminary service for overseas resource development of Chalco (including information collection, feasibility studies, study on finance and taxation policies in the regions where overseas resources located, etc.) and import and export trade of non-ferrous metals, etc.

(II)	Overview of Principal II

Company name:	Aluminum Corporation of China*
Registered address:	No. 62 North Xizhimen Street, Haidian District, Beijing
Legal representative:	Xiong Weiping
Registered capital:	RMB15,431,801,000
Company nature:	wholly state owned
Scope of business:

licensed projects: mining of bauxite (limited to the exploitation of the Guizhou Maochang bauxite mines of Aluminum Corporation of China*, valid until 30 December 2038): secondment of personnel necessary for overseas projects and accommodating capacity, scale and performance of such overseas projects, production and sales of bauxite, copper, rare earth and related nonferrous metal mineral products, smelted products, processed products and carbon products; exploration design, general project contracting, construction and installation; equipment manufacturing; technological development and technical service; import and export businesses.

(III)	Overview of Valued Entity

Company name:	Chalco Iron Ore Holding Ltd.
Registered address:	Room 4501, 45/F, Far East Finance Centre, 16 Harcourt Road, Admiralty, Hong Kong
Legal representatives:	Xie Weizhi, Bao Yu ;
Registered capital:	HK$2,000
Company nature:	Limited liability company
Scope of business:	investment in Simandou Iron Ore Project

1.	Company Profile

Chalco Iron Ore Holding Ltd. was a company with limited liability incorporated on 6 October 2010 under the laws of Hong Kong with a registered capital of HK$2,000 which was contributed by Chalco Hong Kong Ltd., a subsidiary of Aluminum Corporation of China Limited* ("Chalco") in Hong Kong.

In May 2011, Chalco, Baosteel Group Corporation, China-Africa Development Fund Company Limited*, China Railway Construction Corporation Limited and China Harbour Engineering Company Ltd. entered into the Joint Investment Agreement for the transfer of 35% of the equity interest held by Chalco Hong Kong Ltd. to the abovementioned companies in the proportions of 20%, 10%, 2.5% and 2.5%, respectively. Thus far, a consortium consisting of five companies including Chalco Hong Kong Ltd., BAOSTEEL BS COMPANY PTE LTD. (a subsidiary of Baosteel Group Corporation), Hantang Iron Ore Investment Co., Ltd. (a subsidiary of China-Africa Development Fund Company Limited*), CRCC Sino-Africa Construction Company Limited (a subsidiary of China Railway Construction Corporation Limited) and Zhenwei Company Limited (a subsidiary of China Railway Construction Corporation Limited) jointly invested in Simandou Project.

In April 2012, in accordance with the Joint Development Agreement entered into between Chalco and Rio Tinto plc, Chalco Iron Ore has completed the contribution of US$1,350 million in Simfer Jersey, a joint venture, and held a 47% of equity interest in that joint venture.

As at the valuation base date of 31 December 2012, the paid-up capital of Chalco Iron Ore Holding Ltd. was HK$2,000, and the shareholders' names, amount of capital contributions and proportion of capital contributions were as follows:

Table 1 Shareholders' names, amount of capital contributions and proportion of capital contributions

Unit:HK$

		Amount of capital	Proportion of capital
No.	Shareholder's name	contributions	Contributions
		(HK$)	(%)

1	Chalco Hong Kong Ltd.	1,300	65
2	BAOSTEEL BS COMPANY PTE LTD	400	20
3	Hantang Iron Ore Investment Co., Ltd. ;	200	10
4	CRCC Sino-Africa Construction Company Limited	50	2.5
5	Zhenwei Company Limited ;	50	2.5

	Total	2,000	100

The carrying total assets, liabilities and net assets amounted to RMB11,493,819,300, RMB23,327,500 and RMB11,470,491,800 respectively, specifically including current assets, non-current assets, current liabilities and non-current liabilities amounted to RMB32,220,000, RMB11,461,599,300, RMB23,327,500 and RMB0, respectively.

(IV)	Relationship between Principal and Valued Entity

Chalco Iron Ore Holding Ltd., the valued entity, is a controlled subsidiary of Chalco Hong Kong Ltd. Simfer Jersey is a shell entity and only serves for investment in Simfer SA by Chalco Iron Ore and Rio Tinto plc. Simfer SA is a mining company in Simandou and is the operation entity in the future.

Chalco Hong Kong
65%
Chalco Iron Ore
Rio Tinto
47%
53%
Simfer Jersey
IFC
95%
5%
Simfer S.A.

(V)	Principal, Other Valuation Report Users as Prescribed in the Engagement Letter

The users of the valuation report are the principal, the valued entity, relevant parties of the economic behaviour and relevant regulatory authorities to which the report shall be submitted for record subject to the relevant stipulations of state-owned assets administration.

Except when stipulated otherwise by state laws and regulations, any agency or individual not confirmed by the valuation agency or the principal shall not become the user of the valuation report merely because of obtaining the valuation report.

II.	VALUATION PURPOSE

In accordance with the 19th issue of Minutes of President Meeting of Aluminum Corporation of China Limited* dated 4 September 2013, Chalco Hong Kong Ltd. proposed to dispose its equity interest in Chalco Iron Ore Holding Ltd. to Aluminum Corporation of China Overseas Holdings Limited.

The valuation purpose is to reflect the market value of the entire shareholders' equity of Chalco Iron Ore Holding Ltd. as at the valuation base date, which shall provide a reference for the value of the economic behaviour of the proposed disposal of equity interest in Chalco Iron Ore Holding Ltd. held by Chalco Hong Kong Ltd. to Aluminum Corporation of China Overseas Holdings Limited.

III.	VALUATION SUBJECT AND SCOPE OF VALUATION

The valuation subject is the entire shareholders' equity of Chalco Iron Ore Holding Ltd. The scope of valuation is the total assets and relevant liabilities of Chalco Iron Ore Holding Ltd. on the valuation base date. The carrying value of total assets, liabilities and net assets amounted to RMB11,581,081,100, RMB25,762,200 and RMB11,555,318,900, respectively, specifically including current assets, non-current assets, current liabilities and non-current liabilities amounted to RMB39,845,800, RMB11,541,235,400, RMB25,762,200 and RMB0, respectively.

The carrying value of long-term investment of Chalco Iron Ore Holding Ltd. amounted to RMB11,540,976,100, which was mainly invested in Simfer SA through Simfer Jersey by Chalco Iron Ore, and the core assets of Simfer SA was Simandou Project under construction.

Simandou Project is located in Simandou region of the Republic of Guinea under infrastructure development but without mining yet. As at the valuation base date, the total assets invested amounted to US$1,396,745,900. According to the Detailed Report on the Engineering and Design of the Simandou Project , the current resources of No. 3 and No. 4 orebodies amounted to 2,718,000,000 tonnes and the average grade of which was 65.5%. With increased investment in the iron ore and optimized infrastructure, it is estimated to reach the proposed annual production scale of 100,000,000 tonnes in 2023.

The abovementioned data of assets and liabilities was extracted from the balance sheet audited by Ernst & Young Hua Ming LLP, and the valuation was based on audited accounts.

The entrusted valuation subject and scope of valuation were consistent with the valuation subject and scope of valuation involved in the economic behaviour.

(I)	Main Assets Valued

The main assets in the scope of valuation were current assets, long-term equity investment and fixed assets. One long-term equity investment accounted for 99.72% of the total assets.

(II)	Book Record Reported by the company or Intangible Assets Unrecorded

According to the on-site due diligence conducted by the valuers, as at 31 December 2012, the valuation base date, no intangible assets were found which were recorded or not recorded on the accounts within the reporting scope of Chalco Iron Ore Holding Limited.

(III)	Types and Quantity of Off Balance Sheet Assets Provided by the company for Valuation

All the assets within the entrusted scope of valuation by the company are recorded in the accounts of the company, and no off balance sheet assets were found.

(IV)	Types, Quantity and Carrying Amount of Assets in the Adopted Reports of Other Agencies

The carrying amount of assets and liabilities as at the base date in this valuation report has been audited by Ernst & Young Hua Ming LLP. Other than that, no other agencies' reports have been adopted.

IV.	TYPE OF VALUE AND ITS DEFINITION

Based on the purpose of this valuation, the type of value adopted by the valuation report is confirmed to be market value.

The market value is the estimated value of the valuation subject on the valuation base date on which the valuation subject is transacted on arm's length basis by the willing buyer and the willing seller who act sensibly without being subject to any undue influence.

V.	VALUATION BASE DATE

The base date of assets valuation of this project is 31 December 2012.

This base date is determined by the principal after considering factors such as the scale of assets of the valued entity, volume of work, expected time needed and compliance, etc.

VI.	BASIS OF THE VALUATION

The valuation basis in this valuation assignment include the economic behaviour, laws and regulations, valuation standards, ownership of assets, and the basis of pricing adopted in assessing estimates and other references. Details are as follows:

(I)	Economic Behaviour Basis

Minutes of President Meeting of Aluminum Corporation of China Limited* (the nineteenth session, 4 September 2013)

(II)	Basis of Laws and Regulations

1.	Company Law of the People's Republic of China (as amended by the Eighteenth Meeting of the Standing Committee of the Tenth National People's Congress, 27 October 2005);

2.	Law on the State-owned Assets of Enterprises of the People's Republic of China ;

3.	Administrative Measures for the Valuation of State-owned Assets (Order No. 91 of the State Council, 1991);

4.	Interim Measures for the Supervision and Administration of the State-owned Assets of Enterprises (Order No. 378 of the State Council);

5.

Interim Measures for the Management of Transfer of the State-owned Properties of Enterprises (Order No. 3 of the State-owned Assets Supervision and Administration Commission of the State Council and the Ministry of Finance);

6.	Notice on Relevant Issues Concerning State-owned Property Rights Transfer of Enterprises (Guo Zi Fa Chan Quan [2006] No. 306);

7.	Notice on Issues Related to the Strengthening of the Administration of Valuation of State-owned Assets (Guo Zi Wei Chan Quan [2006] No. 274);

8.

Interim Administration Measures for Overseas State-owned Property Rights of Central Enterprises) (Order No. 27 of the State-owned Assets Supervision and Administration Commission of the State Council);

9.

Interim Measures for Supervision and Administration of Overseas State-owned Assets of Central Enterprises (Order No. 26 of the State-owned Assets Supervision and Administration Commission of the State Council);

10.	Notice of the Relevant Issues on Administration of the Overseas State-owned Property Right of Central Enterprises (Guo Zi Fa Chan Quan [2011] No. 144);

11.	Guide on Filing for Valuation Projects of State-owned Assets of Enterprises (Guo Zi Fa Chan Quan [2013] No. 64)

12.	Interim Measures for the Supervision and Administration of State-owned Assets of Enterprises (Order No. 378 of the State Council, 2003)

13.	Enterprise Income Tax Law of the People's Republic of China (passed at the Fifth Meeting of the Tenth Session of the National People's Congress on 16 March 2007)

14.	Implementation Regulations of the Corporate Income Tax Law of the People's Republic of China (passed on 28 November 2007 in the 197th Executive Meeting of the State Council);

15.	Notice on Certain Issues on Nation-wide Transformation and Reform of VAT (Cai Shui [2008] No. 170);

16.	Provisional Regulation on Value-added Tax of the People's Republic of China (Order No. 538 of the State Council of the People's Republic of China);

17.	Other laws, regulations and rules related to valuation work.

(III)	Basis of the Valuation Standards

1.	Asset Valuation Standards - Basic Standards (Cai Qi (2004) No. 20);

2.	Asset Valuation Professional Ethics Standards - Basic Standards (Cai Qi (2004) No. 20);

3.	Asset Valuation Standards - Valuation Report (Zhong Ping Xie [2011] No.230);

4.	Asset Valuation Standards - Valuation Procedures (Zhong Ping Xie [2007] No. 189);

5.	Asset Valuation Standards - Real Estate (Zhong Ping Xie [2007] No. 189);

6.	Guiding Opinions on the Type of Valuation in Asset Valuation (Zhong Ping Xie [2007] No. 189);

7.	Asset Valuation Standards - Enterprise Values (Zhong Ping Xie [2011] No.227);

8.	Asset Valuation Standards - Making Use of Experts ;

9.	Guide on Valuation Report of Enterprise State-owned Assets (Zhong Ping Xie [2011] No. 230);

10.	Guidance Opinion on the Concern of Registered Valuers over the Legal Title of Valuation Target (Kuai Xie [2003] No. 18);

11.	Enterprise Accounting Standards - Basic Standards (Order No. 33 of the Ministry of Finance);

12.	Enterprise Accounting Standards - Application Guide (Cai Kuai [2006] No.18).

(IV)	Basis of Ownership of Assets

1.	Major assets purchase contracts or certificates;

2.	Other references.

(V)	Basis of Pricing

1.	Detailed Report on the Engineering and Design Report of the Simandou Project prepared by Rio Tinto Iron Ore Atlantic Limited in February 2013.

2.	RMB exchange base rate issued by State Administration of Foreign Exchange on 31 December 2012;

3.	Table of Lending Rate Issued by People's Bank of China, effective since 6 July 2012;

4.	Relevant materials in the pricing information database of China United Assets Appraisal Group;

5.	Other references.

(VI)	Other References

1.	Accounting statements and audited reports of Chalco Iron Ore Holding Limited for June 2013;

2.	A Handbook of Methods and Parameters for Assets Valuation (China Machine Press, 2011 edition)

3.	Wind Financial Terminal;

4.	Investment Valuation. Damodanran. Translated by Lin Qian. Tsinghua University Press;

5.	Valuation: Measuring and Managing the Value of Companies (third edition), Copeland, T. et al. Translated by Hao Shaolun and Xie Guanping. Publishing House of Electronics Industry;

6.	The corporate legal person business licence of Chalco Iron Ore Holdings Limited

7.	Other references.

VII.	VALUATION METHOD

(I)	Selection of Valuation Method

According to the requirements of the valuation standards, there are three approaches for the appraisal of corporate value, namely the income approach, market approach and asset-based approach. The income approach is the quantification and the conversion into present value of expected profitability of the entire assets of a company, the emphasis of which is the expected overall profitability of a company. Under the market approach, the prevailing market value of a valuation target is assessed by a reference object in the actual market, features of which are that the valuation data are taken directly from the market and the valuation results are convincing. Assets-based approach is based on a rational appraisal of all the asset value and liabilities of a company to determine the value of the valuation subject.

The purpose of this valuation is for equity transfer. As the principal asset of the enterprise is long-term equity investment, and the long-term equity investment is mainly for iron ore resources exploration, which locates in Guinea and is non-holding long-term equity investment, therefore the value of the enterprise cannot be reflected by asset-based approach from the perspective of corporate structuring. As a result, assets-based approach was not adopted for this valuation.

The subject for evaluation is Simandou Iron Ore, which locates in the Simandou Mountains in the Southeast Guinea and is one of the largest iron ore under construction, and also the mining project with the largest expected investment in Africa so far. As it will deviate much from the modification of comparable transaction cases, market approach was not adopted.

The enterprise under valuation has clearly defined resource reserve and design information. The operating revenue for the future years can be calculated exactly, and the expected revenue and risks for the future years can be estimated reasonably, therefore revenue method can be adopted for this valuation.

On the basis of the foregoing, the income approach was adopted for the valuation.

(II)	Introduction to Income Approach

1.	Selection of Valuation Approach

Based on the purpose and subject of valuation, and the ownership and value of the scope and subject of valuation, the auditors decided, pursuant to relevant national regulations and Asset Valuation Standards - Enterprise Values, to adopt discounted cash flow (DCF) approach to estimate the value of all the equity of the shareholders of Chalco Iron Ore Holdings Limited by sources of revenue for the economic behavior within this valuation.

DCF approach is a method of estimating corporate value through conversion of the enterprise's future expected cash flows into the present value. This means the conversion of the expected future cash flows into the present value through estimation of the enterprise's future expected cash flows and adoption of an appropriate discount rate, in order to derive the present value of the enterprise. To apply the DCF approach, the following basic conditions shall be met: the enterprise possesses the basis and conditions for ongoing operation, and the relationship between operations and incomes is relatively stable, and future earnings and risks can be estimated and quantified. The key of employing the DCF method lies in the forecast of future expected cash flow, as well as the objectivity and reliability of data acquisition and processing. When the calculation of future expected cash flow is more objective and fair and the selection of discount rate more reasonable, the valuation results will better reflect the overall value of the enterprise and thus will be easily accepted in the market.

2.	BASIS OF VALUATION

(1)	Core Assets of Chalco Iron Ore - Investment of Long-term Equity Interests

The principal operation of Chalco Iron Ore is the investment in the Simandou Iron Ore Project. As at the valuation base date, Chalco Iron Ore had not developed any other business except its investment in Simandou Iron Ore Project of Simfer SA, its controlling subsidiary, through Simfer Jersey, a company in which it has equity interests.

As at the valuation base date, the shareholding structure of Chalco and its subsidiaries is as follows:

IFC has 5% of shareholdings in Simfer SA, while Simfer Jersey has 95% of shareholdings in Simfer SA, among which, Chalco Iron Ore has 47% of shareholdings in Simfer Jersey. Simfer SA is a mining enterprise. Simfer Jersey, which has no actual operational business, is the management company of Simfer SA.

(2)	Possible Changes in Shareholding in Simfer SA after the Valuation Base Date

According to the "Settlement Agreement among the Republic of Guinea and SIMFER SA, a Subsidiary of Rio Tinto Group, and Rio Tinto Mining Exploration Co., Ltd. , a Subsidiary of Rio Tinto Group" , the state may acquire the shares of Simfer SA through participating interest by the following options:

1)	After the issuance of 2012 designation decrees and license decrees, 7.5% of the national participating interest in Simfer SA may be obtained anytime by unfunded shares (free of charge);

2)

After the issuance of designation decrees and license decrees, an additional 10% of the national participating interest in Simfer SA may be obtained anytime by ordinary funded shares according to historical cost.

3)

5 years following the issuance of designation decrees and license decrees, an addition of 7.5% of the national participating interest in Simfer SA may be obtained anytime by unfunded shares (free of charge).

4)

15 years following the issuance of designation decrees and license decrees, an additional 5% of the national participating interest in Simfer SA may be obtained anytime by ordinary funded shares according to the value of mining assets valuation.

5)

20 years following the issuance of designation decrees and license decrees, an additional 5% of the national participating interest in Simfer SA may be obtained anytime by ordinary funded shares according to the value of mining assets valuation.

6)	The proportionate shareholdings of Simfer Jersey and IFC in Simfer SA will decrease due to the above equity movement.

According to provisions in Rules 4 and 5, the consideration of the equity transfers will be determined by the value of the evaluation. Therefore, this evaluation has not considered that part of the movement.

(3)	Methodology of Valuation

Pursuant to the due diligence, asset structure and the characteristics of principal operation of the target of evaluation as well as considering future changes in the equity percentage in Simfer SA, the core asset of Chalco Iron Ore, the fundamental methodology of valuation is as follows:

1)	Simfer SA's cash flow of distributable equity interest is planned and calculated according to the "Detailed Report on the Engineering and Design of the Simandou Project" of the enterprise;

2)	The equity cash inflows distributable to Chalco will be calculated in proportion to Simfer Jersey's shareholdings in Simfer SA;

3)	The equity cash inflows distributable to Chalco will be calculated in proportion to Chalco Iron Ore's shareholdings in Simfer Jersey;

4)

The equity cash inflows generated from the equity interest in Simfer Jersey transferred from Chalco Iron Ore to the government of Guinea, will be calculated according to the "Settlement Agreement" and subsequent investment plans;

5)	The cash outflows of Chalco Iron Ore, such as management expenses, will be calculated according to historical management expenses of Chalco Iron Ore.

6)	The operational equity value of Chalco Iron Ore will be calculated according to the sum of cash inflows and outflows stated in items 3, 4 and 5 and certain discount rate.

7)

Cash assets (liabilities) which will be included in the report(s) of Chalco Iron Ore but is not considered in the estimated revenue, net cash flow, such as monetary capital on the valuation base date, receivables and payable dividends; is defined as surplus or non-operating assets (liabilities) on the valuation base date. Their values will be estimated independently.

8)

The total value of equity interest of Chalco Iron Ore shall be calculated by adding the value of the operational equity interest and the surplus or non-operating assets (liabilities) on the valuation base date mentioned in items 6 and 7.

(4)	Valuation Models

1)	Basic Model

The basic model for this evaluation is:

B=P+C (1)

Whereas:

B: the value of the entire shareholders' equity (net assets) of the valuation subject

P: the value of operational equity of shareholders of the valuation subject

Whereas:

Ri: the expected cash flow of equity interest in the ith year of the valuation subject;

r: discount rate;

n: the prospective operational period of the valuation subject;

C: the value of the surplus or non-operating assets (liabilities) on the valuation base date of the valuation subject;

C= C1+C2 (3)

C1: the value of the current surplus or non-operating assets (liabilities) on the valuation base date of the valuation subject;

C2: the value of the non-current surplus or non-operating assets (liabilities) on the valuation base date of the valuation subject;

2)	Indicator of Income

The indicator of income of operational assets of the valuation subject of this valuation is the distributable cash flow of Chalco Iron Ore (R). Its basic definition is:

The equity interest cash flow of Chalco Iron Ore = distributable net cash flow of Simfer Jersey x percentage of equity interest of Chalco Iron Ore in Simfer Jersey - management expenses of Chalco Iron Ore + income from the transfer of equity interest

Among which: distributable net cash flow of equity interest of Simfer Jersey = distributable net cash flow of Simfer SA x percentage of bonus equity interest of Simfer Jersey in Simfer SA - total capital expenses of Simfer SA x (percentage of invested equity interest of Simfer Jersey in Simfer SA - percentage of bonus equity interest of Simfer Jersey in Simfer SA)

Distributable net cash flow of Simfer SA = net profit of Simfer SA + depreciation and amortization - capital increase of Simfer SA

Capital increase of Simfer SA = fixed assets required to be invested by Simfer SA + working capital required to be invested by Simfer SA + subsequent replacement assets required to be invested by Simfer SA.

All fixed assets that are required to be invested by Simfer SA shall be provided by Simfer Jersey and IFC in form of equity interest investment.

Distributable net cash flow of Simfer SA during the prospective operational period shall be estimated according to Detailed Report on the Engineering and Design of the Simandou Project etc. after which the result of the distributable cash flow of Simfer Jersey and Chalco Iron Ore shall be calculated. The value of the operational assets of the enterprise shall be estimated by discounting and adding the distributable cash flows of Chalco Iron Ore.

3)	Discounting Rate

The principal entities of investment and gaining of this Valuation are domestic companies. The discounting rate shall thus be determined by relevant domestic parameters. Country risk arisen from differences in countries of business shall also be considered.

The cost of equity capital, re, of this evaluation shall be determined at the capital assets pricing model (CAPM);

Whereas:

rf: risk-free return rate;

rm: market expected rate of return;

: risk adjustment coefficient based on characteristics of the valuation subject;

rn: country risk rate

e: expected market risk coefficient of equity capitals of the valuation subject;

u: expected unleveraged market risk coefficient of comparable companies;

t: expected average market risk coefficient for stocks (assets) of comparable companies;

Whereas:

K: average risk value of the stock market at a certain period; usually it is assumed that K=1;

x: historical average market risk coefficient for stocks (assets) of comparable companies;

Di, Ei: interest-bearing debts and equity capitals of comparable companies respectively;

VIII.	VALUATION PROCESS

The entire evaluation work can be divided into four stages:

(I)	Evaluation Preparation Stage

1.

The principal convened a coordination meeting for all intermediary parties so that parties concerned can reach a consensus on the valuation purpose, valuation base date, valuation scope and other matters through consultations and then formulate the work plan of asset valuation.

2.

Assist the company in asset checking and filling out the Asset Valuation Reporting Schedule. Members of the valuation team learnt about the assets to be assessed under commissioning in detail, allocated asset valuation tasks, assisted the Company in the reporting of the assets to be assessed under commissioning, and collected documents and information required for asset valuation.

(II)	Onsite Valuation Stage

In July 2013, valuers conducted an onsite inspection of Chalco Iron Ore, interviewed the senior management of Chalco Iron Ore and made a detailed verification of the book value of assets and liabilities of Chalco Iron Ore after the statements were audited by Ernst & Young. The verification proved that the value of assets and liabilities on accounting books was consistent with that in the statements.

In August 2013, valuers conducted an onsite inspection of Simfer SA, an overseas mine enterprise. During the onsite inspection, valuers interviewed relevant management members of Simfer SA and obtained information of Simfer SA from Chalco Iron Ore including contract management, business process, internal control, fund flow, budget management effective as at the valuation base date as well as the particulars of assets and liabilities and sample vouchers of financial data as at 31 December 2012, and verified the management and operation and assets and liabilities of the company. Due to the tribal conflicts in the mining area of Guinea during the onsite inspection, the valuers failed to conduct a sufficient survey of the onsite situation of the mining area.

The major works are as follows:

1.

Listen to the introduction on the overall situation of the company as well as history and current situation of the assets to be assessed under commission by the principal and relevant staff from the valuation target, and understand the company's financial systems, operating conditions, technical status of fixed assets, etc.

2.

Audit and authenticate the Asset Valuation Reporting Schedule provided by the company, verify data in the schedule with the Company's relevant financial records, and make adjustments for the discovered problems in collaboration with the Company;

3.	Count and verify fixed assets in a comprehensive manner based on the Asset Valuation Reporting Schedule, and spot-check physical assets of current assets classified as inventories;

4.	Review and collect property certification documents of the assets to be assessed under commission;

5.	Determine the specific valuation method for each category of assets based on their practical conditions and characteristics;

6.

Review the technical information, final accounts information, and acceptance upon completion information related to major equipment; carry out market researches on, review relevant information and collect price information of general equipment;

7.	Inspect the ownership information provided by the company;

8.	Make preliminary valuation and estimation for assets and liabilities within the scope of this valuation on the basis of verification.

(III)	Summary Stage

The project team analyzed and summarized the preliminary valuation results for various assets and liabilities and made adjustments, revisions and improvements to the valuation results as necessary.

(IV)	Report Submission Stage

Based on the above work, the project team drafted the Asset Valuation Report and exchanged opinions with the principal on valuation results. After taking full account of relevant opinions, the project team iteratively revised and corrected the report in line with the 3-level review and approval system and procedure of the valuation agency on internal asset valuation reports, and then presented the finalized Asset Valuation Report.

IX.	ASSUMPTIONS FOR VALUATION

In this valuation, the valuers have followed the following assumptions:

(I)	General Assumptions

1.	Transaction assumption

Transaction assumption involves assuming that all assets to be assessed are being transacted so that valuers can value the assets by simulating the market based on their transaction conditions. The transaction assumption is the most basic premises for asset valuation.

2.	Open market assumption

The open market assumption involves assuming that for assets traded or to be traded on the market, both trading parties are in equal status and have the opportunities and time to obtain sufficient market information so as to make informed judgments on the assets' functions, usage and trading price. The open market assumption is based on assets being able to be publicly traded on the market.

3.	Asset going concern assumption

Under the asset going concern assumption, it is assumed that assets to be assessed will continue to be used in line with the current purpose, method, scale, frequency, environment, etc. or to be used with certain changes. The valuation method, parameters and basis are determined accordingly.

(II)	Special Assumptions

1.

There is no substantial change in the macro economic, financial and industrial policies of the countries in which Chalco Iron Ore Holdings Limited and its subordinate mining companies Simfer Jersey and Simfer SA are located.

2.

There is no substantial change in the social and economic environment as well as the taxation and tax rate policies executed in the future forecast period in the countries in which Chalco Iron Ore Holdings Limited and its subordinate mining companies Simfer Jersey and Simfer SA are located.

3.

The management of Chalco Iron Ore Holdings Limited and its subordinate mining companies Simfer Jersey and Simfer SA will continue to operate under the existing business management model in the future forecast period.

4.	Simfer SA will invest according to the asset composition and size as set out in the Detailed Report on the Engineering and Design of the Simandou Project.

5.

The grade, humidity and other parameters affecting the valuation conclusion of the major ore products of Simfer SA as determined in accordance with the Detailed Report on the Engineering and Design of the Simandou Project are real and effective. In addition, the future sales strategy and cost control maintain the established planning level and there is no substantial change.

6.

During the future forecast period there will be no substantial change in all the periodic expenses of the valuation target on the basis of the Detailed Report on the Engineering and Design of the Simandou Project and they will continue to maintain the established planning level and change according to the scale of operation.

7.

Given the enterprise's monetary funds or its bank deposits are frequently changing in the process of production and operation and idle funds have been considered as excess assets, the interest income and other uncertain gains and losses apart from interest-bearing liabilities will not be taken into account in valuation.

8.

In accordance with the information provided by the enterprise and the onsite verification, the infrastructure construction of mine is assumed to be completed at the end of December 2018 and the mine will be put into production in January 2019.

9.	The impact of inflation is not considered in this valuation.

When there are changes in the above conditions, in general the valuation results will be void.

X.	VALUATION CONCLUSION

(1)	Valuation Conclusion

According to the requirements of the relevant PRC laws, regulations, provisions and standards in relation to assets appraisal and in adherence to the principles of independence, impartiality, scientific objectivity, we followed the statutory and necessary assets appraisal procedures, adopted generally accepted appraisal approaches, and conducted on-site survey, market research, consultation and appraisal calculation of the assets of Chalco Iron Ore Holdings Limited within the appraisal scope. The appraisal results are as follows:

As at the valuation base date, i.e. 31 December 2012, the book value of the net assets of Chalco Iron Ore Holdings Limited amounted to USD1,838,408,900. According to the exchange rate of RMB against USD of 6.2855 on 31 December 2012, it was equivalent to RMB11,555,318,900.

The valuation with the income approach put the appraised value of all the interests of the shareholders of Chalco Iron Ore Holdings Limited at USD3,179,298,200. According to the exchange rate of RMB against USD of 6.2855 on 31 December 2012, it was equivalent to RMB19,983,478,600, with a valuation surplus of RMB8,428,159,700 or 72.94%.

(2)	Reasons for Valuation Surplus

The major assets of Chalco Iron Ore are long term investments. Chalco Iron Ore has accumulatively invested USD1.849 billion in these long term investments and the investment costs consisted of two parts: the original acquisition price of USD1.35 billion and subsequent investment. Simfer Jersey, the investee of long term investment, is a shell company. Simandou Project, core asset under Simfer SA, the controlled subsidiary of Simfer Jersey, is a mining company possessing the mining rights of Simandou Blocks 3 & 4. At present, Simandou Project is under construction.

Before 2008, Rio Tinto plc owned the mining rights of Blocks 1, 2, 3 & 4 of Simandou Project. Since 2008, due to regime change, the Guinean government requested Rio Tinto plc to abandon the mining rights of Blocks 1 & 2. Meanwhile, the mining rights of Blocks 3 & 4 owned by Rio Tinto plc would expire on 24 February 2011 and there was risk with the extension of mining rights of Rio Tinto plc.

China and West Africa have always maintained long-term friendly cooperation. After giving comprehensive consideration to the special political and economic influence of China in West Africa, in order to obtain the support from the Chinese government and retain the mining rights of Blocks 1, 2, 3 & 4 of Simandou Project, on 29 July 2010, Rio Tinto plc and Aluminum Corporation of China Limited, a controlled listed company of Aluminum Corporation of China, established a joint venture to jointly develop Simandou Project, a world class iron mine in Guinea of West Africa.

With Chalco's participation in the cooperative development, the special political and economic influence of China in West Africa brought about the conclusion of the Settlement Agreement dated 22 April 2011 between the Republic of Guinea and Rio Tinto plc. The president of Guinea officially signed a government decree to grant the mining rights of Simandou Blocks 3 & 4 to Simfer Jersey of Rio Tinto plc.

Due to the above reasons, the negotiated acquisition consideration payable by Chalco Iron Ore was lower than the project's intrinsic value, thus the valuation surplus was relatively large.

XI.	NOTES ON SPECIAL MATTERS

(1)	Pending matters, legal disputes and other uncertain factors

No pending matters, legal disputes and other uncertain factors were found in the report.

(2)	Substantial subsequent events

Subsequent events refer to substantial events which occur after the valuation base date but before a valuation report is issued.

On 29 July 2013, Chalco Iron Ore, Rio Tinto plc, International Finance Corporation and Guinean government entered into the Instrument on the Definitions and Execution of Settlement Agreement to further control the mining risks of Simandou Project.

Apart from this, there is no substantial subsequent event in the report.

(3)	Defects in title

No defects in title with Chalco Iron Ore Holdings Limited were found in the checks.

(4)	Other matters requiring explanations

1.

The legal responsibilities of the valuer and the valuation firm were to make professional judgment on the value of the assets for the valuation purposes depicted in this report, no judgment whatsoever would be made by the valuer and the valuation firm as to the economic behaviour corresponding to those valuation purposes. To a large extent, the valuation task depended on the information provided by the principal and valuation target. Therefore, the prerequisite of valuation task was that economic behavior documents, asset title documents, licence and accounting vouchers and the relevant legal documents provided by the principal and valuation target were authentic and legal.

2.

The principal and the valuation target were held responsible for the authenticity and completeness of the data, statements and the relevant information which were provided by the valuation target and were used within the scope of this valuation assignment.

3.

The principal and the valuation target were held responsible for the authenticity and legality of the title documentary proof and relevant information which were provided by the valuation target and were referred to in the Valuation Report.

4.

Chalco Iron Ore Holdings Limited, founded on 6 October 2010, is a limited liability company incorporated in accordance with the laws of Hong Kong with the registered capital of HK$2,000. It was established with the contribution from Chalco Hong Kong Limited, a subsidiary of Aluminum Corporation of China Limited in Hong Kong.

In May 2011, Chalco, Baosteel Resources, China-Africa Development Fund, China Railway Construction Corporation Limited and China Harbour Engineering Company Ltd. entered into the Joint Investment Agreement for the transfer of 35% of the equity interest held by Chalco Hong Kong Ltd. (hereinafter referred as to "Chalco Hong Kong") to the abovementioned companies in the proportions of 20%, 10%, 2.5% and 2.5%, respectively. Up to then, a consortium made up of five companies, namely Chalco Hong Kong, Baosteel Resources, China-Africa Development Fund, China Railway Construction Corporation Limited and China Harbour Engineering Company Ltd., jointly invested in the Simandou Project. Thereafter, a consortium consisting of five companies including Chalco Hong Kong, BAOSTEEL BS COMPANY PTE LTD. (a subsidiary of Baosteel Group Corporation), Hantang Iron Ore Investment Co., Ltd. , a subsidiary of China-Africa Development Fund Company Limited*, CRCC Sino-Africa Construction Company Limited (a subsidiary of China Railway Construction Corporation Limited) and Zhenwei Company Limited (a subsidiary of China Railway Construction Corporation Limited) jointly invested in Simandou Project.

In April 2012, in accordance with the Joint Development Agreement entered into between Chalco and Rio Tinto plc, Chalco Iron Ore has completed the contribution of US$1,350 million in Simfer Jersey, a joint venture, and held 47% equity interest in that joint venture.

Chalco Hong Kong was newly established and had no business or investment in Simandou Project when it transferred the 35% equity interest in Chalco Iron Ore in May 2011, therefore the transfer of equity interest was conducted based on the registered capital of HK$2,000.

5.

Chalco Iron Ore has provided the complete audit report (Chinese version) of Chalco Iron Ore Holdings Limited dated 31 December 2012 issued by Ernst & Young, in which the audited statements of Simfer Jersey and Simfer SA are not included.

Chalco Iron Ore has provided the audit report (French version) dated 31 December 2012 issued by local audit agency in Guinea in accordance with the International Accounting Standards, which includes the audited statements of Simfer SA. The audited statements have been translated into Chinese and confirmed by Chalco Iron Ore with signatures and seals. At the same time, information including contract management, business process, internal control, fund flow, budget management, particulars of assets and liabilities and sample vouchers of financial data of Simfer SA as at 31 December 2012 was provided to the valuation agency for verification of its assets and liabilities, etc. The unaudited statements of Simfer Jersey were also provided.

As Simfer Jersey is a special purpose company, which isn't engaged in physical production, operation or management activity, has no substantial business and hires no professional employees for work, there are only two items in the statements of Simfer Jersey, i.e. an investment of US$24,182,000 in its subsidiary and other receivables of US$2,913,927,000. Therefore, based on the judgment of Rio Tinto plc, the controlling shareholder, Simfer Jersey is a shell company, and there is no need to conduct independent audit on its statements.

Chalco Iron Ore issued notes on the above-mentioned conditions, and undertook that the information provided above were authentic and reliable, and that it would take full responsibility for any problems with the authenticity and reliability of the information provided.

6.

Chalco Iron Ore has no control over Simfer Jersey in terms of management with its 47% equity interest in the company. As Simfer Jersey is a special purpose company, which isn't engaged in physical production, operation or management activity, has no substantial business, and hires no professional employees for work, no field investigation was carried out on Simfer Jersey for this valuation.

Chalco Iron Ore undertakes that the information provided above are authentic and reliable, and takes full responsibility for any problems with the authenticity and reliability of the information provided.

7.

On 24 May 2013, the opposition party organized a demonstration in Conakry, the capital of Guinea, out of dissatisfaction with the unilateral decision made by the authorities on the date of parliamentary elections. On 15 July, several incidents including tribal conflicts broke out between Konianke and Guerze in the southeast of Guinea. As such incidents did not have direct influences on the development of mines, the valuer was unable to estimate their impact on the progress of the mines development.

During the site survey, full investigation on conditions of the mine area was not conducted due to the tribal conflicts in the mine area in Guinea. Therefore, the valuer made judgment on the investment conditions of the mine areas that has been invested based on the assumption that the relevant investment information provided by the valuation target is authentic and reliable.

8.	In the event that any changes in the quantity and the pricing standard of assets occurred within the term of validity after the valuation base date, the principles set out below shall be followed:

(1)	In the event that quantity of assets changes, corresponding adjustments shall be made to the quantity of assets according to the original valuation method;

(2)

In the event that the pricing standard of the assets changes and imposes obvious impacts on the asset valuation results, the principal shall timely employ qualified assets valuation agency to redetermine the appraised value.

(3)	After the valuation base date, the principal shall give due consideration to changes in the quantity and the pricing standard of assets and make corresponding adjustment when determining prices.

XII.	EXPLANATION ON LIMITATION ON THE USE OF THE VALUATION REPORT

(1)

This valuation report may only be used according to the objectives and purposes as stated herein. Meanwhile, the valuation conclusion reflects the prevailing market fair value under the valuation purpose based on the open market principle, without considering the impact of mortgages and guarantees that the valuation target may be subject to in the future, nor the impact of additional price which may be paid by special trading parties. Meanwhile, the effects of changes in national macro-economic policies, the natural force and other force majeure on the price of assets are not taken into account. In general, if the aforesaid conditions and other situations such as going concern basis changes, valuation conclusion will become invalid. The valuation agency is not liable for invalidity of the valuation conclusion due to changes of such conditions.

This valuation report is only valid when the economic behavior complies with the state laws and regulations and the valuation report is approved by relevant departments.

(2)

The valuation report may only be used by users expressly stated herein. The right to use this report is vested in the principal. The valuation agency will not make the report public without the approval of the principal.

(3)

Save as required by laws and regulations or otherwise agreed upon by relevant parties concerned, the extraction, reference or disclosure of the whole or any part of contents of this valuation report in any public media shall be subject to approval and review of such contents by the valuation agency.

(4)

Based on the relevant requirements governing the management of the state-owned assets, this valuation report shall be used after being filed (or approved), the filed (or approved) valuation results shall be valid for a term of one year from 31 December 2012 (the valuation base date) to 30 December 2013. Revaluation is required after the one-year term expires.

XIII.	DATE OF VALUATION REPORT

This valuation report is dated 28 September 2013.

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China United Assets Appraisal Group Co., Ltd.*

Legal representative of the valuation agency:

Certified Public Valuer:

Certified Public Valuer:

28 September 2013

DOCUMENTS AVAILABLE FOR INSPECTION

1.	Economic Behavior Documents (copies);

2.	2012 Audit Report of Chalco Iron Ore Holdings Limited (copies);

3.	Legal Person Business License of the Principals and the Valuation Target (copies);

4.	Supporting Information on Title Ownership of the Valuation Target (copies);

5.	Letter of Undertaking from the Principal and Valuation Target;

6.	Letter of Undertaking from the Certified Public Valuer;

7.	Asset Valuation Qualification Certificate of China United Assets Appraisal Group Co., Ltd.* (copies);

8.	Legal Person Business License of China United Assets Appraisal Group Co., Ltd.* (copies);

9.	Qualification Certificates of Certified Public Valuer Affixing Signature (copies).

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary